

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

18 May 2005



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL



Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 18th of May 2005, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares

Very truly yours,

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre
300 Princess Road, Manchester M14 7QU
ATOL 1179 ABTA V6896 Registered in England
Company Registration No. 742748

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

The Goldman Sachs Group, Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The interest of Goldman Sachs Group Inc ("GS Inc") arises by attribution only. The interest in 75,087,405 arose from the interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. The interest in 1,085,250,650 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

75,087,405 A shares of 1p registered in the name of Goldman Sachs Securities (Nominees) Limited and 1,085,250,650 A shares of 1p each registered in CREST account, CREPTEMP.

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

17 May 2005

12. Total holding following this notification

1,160,338,055 A ordinary shares of 1p each

13. Total percentage holding of issued class following this notification

9.89% of the A ordinary shares of 1p each

14. Any additional information

15. Name of contact and telephone number for queries

Greg McMahon - 0161 232 6515

16. Name and signature of authorised company official responsible for making this notification

Greg McMahon, Group Company Secretary



Date of notification

18 May 2005

Goldman Sachs International | Peterborough Court | 133 Fleet Street | London EC4A 2BB
Tel: 020 7774 1000 | Telex: 94015777 | Cable: GOLDSACHS LONDON
Authorised and regulated by the Financial Services Authority

Goldman Sachs

The Company Secretary
MyTravel Group Plc
Parkway One
Parkway Bus. Centre
300 Princess Road
Manchester
M14 7QU

Fax No: 0161 232 6524

17 May 2005

Dear Sir/Madam,

UK COMPANIES ACT 1985 - SECTIONS 198 – MyTravel Group Plc (the "Company")

This notification relates to issued A shares of 1p each in the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 13 May 2005, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 1,160,338,055 shares.

Of these 1,160,338,055 shares:

- The interest in 75,087,405 shares arose from the interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

- The interest in 1,085,250,650 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

A copy of this fax is being sent to you by post. Please do not hesitate to contact me should you have any questions.

Yours faithfully,



Joanna Bates
for and on behalf of
The Goldman Sachs Group, Inc.



MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0) 161 232 0066
f +44 (0) 161 232 6524
www.mytravelgroup.com

17 May 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;
2. distributes or is required to distribute to the holders of its securities; and
3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 16th and 17th of May 2005, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares

Very truly yours,

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-050517

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Merrill Lynch & Co. Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A Ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

13 May 2005

12. Total holding following this notification

508,516,106 A ordinary shares of 1p each

13. Total percentage holding of issued class following this notification

4.34% of the A ordinary shares of 1p

14. Any additional information

15. Name of contact and telephone number for queries

Greg McMahon - 0161 232 6515

16. Name and signature of authorised company official responsible for making this notification

Greg McMahon, Group Company Secretary



Date of notification

16 May 2005

no need to send to LSE still in 4%. change

Send to LSE



Merrill Lynch & Co., Inc.
World Financial Center
North Tower
250 Vesey Street
New York
NY 10281-1332

our ref: mytravel1205

12 May 2005

The Company Secretary
MYTRAVEL GROUP PLC - A SHRS
Parkway One
300 Princess Road
Manchester, M14 7QU
United Kingdom

Dear Sir

Companies Act 1985 ss 198-210 (as amended)

This letter serves as notification, by reason of the provisions of section 203 of the above Act, that the companies the names and addresses of which are set out in the Schedule to this letter have the interests in relevant share capital of your company disclosed in the first attachment to this letter and the additional interests (if any) disclosed in the second attachment to this letter.

was 4.84%.
4.38%.

If you have any queries regarding the contents of this letter, please contact Alasdair Coutts-Britton on 020-7996-3565, Facsimile 020-7996-1174.

Yours faithfully

Duly authorised for and on behalf
of the notifying companies

SCHEDULE

Part 1

Name	Address
Merrill Lynch Investment Managers Ltd.	33 King William Street London EC4R 9AS
ML Invest Holdings Limited	33 King William Street London EC4R 9AS
ML Invest, Inc	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332

Part 2

Merrill Lynch Group Inc.	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332
Merrill Lynch & Co., Inc.	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332

Company Name: **MyTravel Group Plc** Date: 10th May, 2005

Class of Shares: **1p 'A' Ordinary Shares**

Total Interest held by: **Merrill Lynch Investment Managers Group Limited** 57,767,374 (0.51%)

Made up as follows:

Registered Holder (if known)	Number of Shares	Investment Management Company (if separately disclosable)	Beneficial Interests? (Yes/No)
Nutraco Nominees Limited (DES & UNDES)	35,940,890		No
Merrill Lynch Pension Nominees Limited A/C Noncert	20,365,484		Yes
Other Names	1,461,000		No
TOTAL	57,767,374		

Second attachment

Company : MYTRAVEL GROUP PLC - A SH as of: May 10, 2005

Class of shares GBp 1 - Common Stock

Each company named below is interested in the aggregate number of the shares identified above set opposite its name. Where the number includes shares additional to those shown in the first attachment to the accompanying letter, certain further details are also set out below.

		Requisite details in respect of shares additional to those shown in the first attachment	
Company	Aggregate number of shares interested in	Number and (if known) registered holder	Interest within section 208 (5) Companies Act 1985?
Merrill Lynch & Co., Inc	508,516,106	450,748,724	0
Merrill Lynch Group, Inc	57,767,382	0	0

4.34%

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

The Goldman Sachs Group, Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The interest of Goldman Sachs Group Inc ("GS Inc") arises by attribution only. The interest in 50,087,405 arose from the interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. The interest in 1,069,240,581 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

50,087,405 A shares of 1p registered in the name of Goldman Sachs Securities (Nominees) Limited and 1,069,240,581 A shares of 1p each registered in CREST account, CREPTEMP.

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

13 May 2005

12. Total holding following this notification

1,069,240,581 A ordinary shares of 1p each

13. Total percentage holding of issued class following this notification

9.54% of the A ordinary shares of 1p each

14. Any additional information

15. Name of contact and telephone number for queries

Greg McMahon - 0161 232 6515

16. Name and signature of authorised company official responsible for making this notification

Greg McMahon, Group Company Secretary



Date of notification

16 May 2005

Goldman Sachs International | Peterborough Court | 133 Fleet Street | London EC4A 2BB
Tel: 020 7774 1000 | Telex: 94015777 | Cable: GOLDSACHS LONDON
Authorised and regulated by the Financial Services Authority

Goldman Sachs

The Company Secretary
MyTravel Group Plc
Parkway One
Parkway Bus. Centre
300 Princess Road
Manchester
M14 7QU

Fax No: 0161 232 6524

12 May 2005

Dear Sir/Madam,

UK COMPANIES ACT 1985 - SECTIONS 198 – MyTravel Group Plc (the "Company")

This notification relates to issued A shares of 1p each in the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 11 May 2005, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 1,119,327,986 shares.

Of these 1,119,327,986 shares: 9.54%

- The interest in 50,087,405 shares arose from the interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.
- The interest in 1,069,240,581 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

A copy of this fax is being sent to you by post. Please do not hesitate to contact me should you have any questions.

Yours faithfully,



Joanna Bates
for and on behalf of
The Goldman Sachs Group, Inc.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

J.P. Morgan Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A Ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

13 May 2005

12. Total holding following this notification

824,388,663 A ordinary shares

13. Total percentage holding of issued class following this notification

7.03% of the A ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Greg McMahon - +44 161 232 6515

16. Name and signature of authorised company official responsible for making this notification

Greg McMahon, Group Company Secretary



Date of notification

16 May 2005

12 ~~11~~ May 2005

The Company Secretary
MyTravel Group Plc – A Ordinary Shares
Parkway One
300 Princess Road
Manchester
M14 7QU

Dear Sir,

MYTRAVEL GROUP PLC – A ORDINARY SHARES
S198 COMPANIES ACT 1985 INTEREST IN SHARES

On behalf of J.P. Morgan Chase & Co. ("JPMCC") of 270 Park Avenue New York NY 10017, we would like to advise that JPMCC has increased its material interests in MyTravel Group Plc (the "Company") from 6.45% to 7.23%. This is a result of its subsidiary, J.P. Morgan Securities Ltd., increasing its interests in the Company. Details are as follows:

Number of shares held by J.P. Morgan Securities Ltd.: 824,388,663 (7.23%) 7.31%

Should you require any further information please do not hesitate to contact us.

Yours faithfully,



Shoaib Shaikh
EMEA Surveillance

J.P. Morgan Securities Ltd.
125 London Wall, London, EC2Y 5AJ
Tel: +44 (0)20 7777 0423 • Fax: +44 (0)20 7325 4179 shoaib.shaikh@jpmorgan.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

J.P. Morgan Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A Ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

13 May 2005

12. Total holding following this notification

987,028,663 A ordinary shares

13. Total percentage holding of issued class following this notification

8.42% of the A ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Greg McMahon - +44 161 232 6515

16. Name and signature of authorised company official responsible for making this notification

Greg McMahon, Group Company Secretary



Date of notification

16 May 2005

2

The Company Secretary
MyTravel Group Plc – A Ordinary Shares
Parkway One
300 Princess Road
Manchester
M14 7QU

12 May 2005

Dear Sir,

MYTRAVEL GROUP PLC – A ORDINARY SHARES
S198 COMPANIES ACT 1985 INTEREST IN SHARES

On behalf of J.P. Morgan Chase & Co. ("JPMCC") of 270 Park Avenue New York NY 10017, we would like to advise that JPMCC has increased its material interests in MyTravel Group Plc (the "Company") from 7.23% to 8.66%. This is a result of its subsidiary, J.P. Morgan Securities Ltd., increasing its interests in the Company. Details are as follows:

Number of shares held by J.P. Morgan Securities Ltd.: 987,028,663 (8.66%) 8.42%

Should you require any further information please do not hesitate to contact us.

Yours faithfully,



Shoaib Shaikh
EMEA Surveillance

J.P. Morgan Securities Ltd.
125 London Wall, London, EC2Y 5AJ
Tel: +44 (0)20 7777 0423 • Fax: +44 (0)20 7325 4179 shoaib.shaikh@jpmorgan.com